September 16, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: flyExclusive, Inc.

Request to Withdraw Form RW filed September 15, 2025 (RWWD)

SEC File Number: 333-282855

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), flyExclusive, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Form RW filed by the Registrant on September 15, 2025 (the “Form RW”). The Registrant filed the Form RW in error in an attempt to withdraw its Amendment No. 3 to Registration Statement to Form S-1 on Form S-3 (File No. 333-282855), which was filed with the Commission on August 26, 2025, along with exhibits (the “Amendment”).

The Registrant sought to withdraw only the Amendment and not the Company’s Registration Statement to Form S-1 on Form S-3 (File No. 333-282855) (the “Registration Statement”), which was initially filed on October 28, 2024, as amended on November 26, 2024, April 10, 2025, and May 8, 2025. The Registration Statement is still under review by the Commission.

The Registration Statement as initially filed registered for resale an aggregate of 10,102,000 shares of the Company’s Class A common stock (the “Initial Shares”). The Amendment increased this amount by an additional 4,113,500 shares of Class a common stock (the “Additional Shares”). The Registrant had applied to withdraw the Amendment because the inclusion of the Additional Shares is non-compliant with Rule 413. None of the Additional Shares have been or will be re-sold pursuant to the Registration Statement or the prospectus contained therein. To that end, the Registrant intends to file a new Amendment No. 3 that does not include the Additional Shares.

The Registrant believes that withdrawal of the Form RW is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that this application for withdrawal of the Form RW will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Form RW. If granted, please forward a copy of the consent to withdrawal of the Form RW to the undersigned at 2860 Jetport Road, Kinston, North Carolina 28504, with a copy to the Registrant’s counsel, Wyrick Robbins Yates & Ponton LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina 27607, Attention: Alexander Donaldson.

If the Commission has any questions or requires any additional information, please contact Mr. Donaldson, telephone number (919) 865-2834, e-mail adonaldson@wyrick.com.

We thank you in advance for your assistance with this matter.

Respectfully,

flyExclusive, Inc.

By: /s/ Thomas James Segrave, Jr.

Thomas James Segrave, Jr.

Chief Executive Officer